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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF NOVEMBER 2000

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

     The registrant files its annual report on Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

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\

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Condensed Financial Statements (Unaudited):
  Condensed Balance Sheets as of September 30, 2000 and
     December 31, 1999......................................    2
  Condensed Statements of Operations for the three and nine
     months ended September 30, 2000
     and 1999...............................................    3
  Condensed Statements of Cash Flows for the nine months
     ended September 30, 2000 and 1999......................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2000             1999
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................   $   13,779       $    6,450
  Insurance proceeds receivable (Note 1)....................      237,500
  Accounts receivable, net..................................        4,931            7,341
  Due from related parties..................................        3,277            2,889
  Prepaid insurance.........................................        4,247           13,069
  Deferred income taxes.....................................        7,144
                                                               ----------       ----------
          Total current assets..............................      270,878           29,749
Satellites and equipment, net...............................      357,558          501,174
Concessions, net............................................      479,653          489,331
Prepaid insurance, noncurrent...............................        7,460           10,031
Deferred financing costs, net...............................        8,476            9,368
Other assets................................................          235              460
Deferred income taxes.......................................                         1,621
                                                               ----------       ----------
          Total assets......................................   $1,124,260       $1,041,734
                                                               ==========       ==========
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $    1,000       $    1,000
  Accounts payable..........................................        5,068            3,341
  Accrued expenses (Note 1).................................       10,556            3,480
  Interest payable..........................................        5,678           13,500
  Due to related parties....................................        6,859            2,277
  Deferred income taxes.....................................                         3,387
                                                               ----------       ----------
          Total current liabilities.........................       29,161           26,985
Accrued expenses, noncurrent (Note 1).......................       15,182
Deferred revenue -- customers...............................        4,937            7,878
Deferred revenue -- Mexican government......................       81,685           83,335
Long-term debt..............................................      571,250          587,000
Deferred income taxes.......................................       38,868
                                                               ----------       ----------
          Total liabilities.................................      741,083          705,198
                                                               ----------       ----------
Commitments and contingencies (Note 5)
Stockholders' equity:
  Common stock..............................................      381,664          380,533
  Preferred stock...........................................       31,886           31,886
  Accumulated deficit.......................................      (30,373)         (75,883)
                                                               ----------       ----------
          Total stockholders' equity........................      383,177          336,536
                                                               ----------       ----------
          Total liabilities and stockholders' equity........   $1,124,260       $1,041,734
                                                               ==========       ==========

---------------
Note: The December 31, 1999 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C. V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30,           SEPTEMBER 30,
                                                  --------------------    --------------------
                                                    2000        1999        2000        1999
                                                  --------    --------    --------    --------
Revenue:
  Service revenue...............................  $ 34,979    $ 27,019    $101,232    $ 80,030
  Sales-type lease..............................                 8,500                  25,500
                                                  --------    --------    --------    --------
                                                    34,979      35,519     101,232     105,530
                                                  --------    --------    --------    --------
Operating expenses:
  Satellite operations..........................     4,890       4,579      14,465      13,218
  Selling and administrative expenses...........     5,360       4,804      15,311      12,245
  Cost of transponders under sales-type lease...                 4,691                  14,234
  License and management fees...................     1,878         543       4,095       1,274
  Depreciation expense and amortization of
     concessions................................    14,082      15,582      44,876      45,983
                                                  --------    --------    --------    --------
                                                    26,210      30,199      78,747      86,954
                                                  --------    --------    --------    --------
Operating income................................     8,769       5,320      22,485      18,576
Gain on in-orbit failure of Solidaridad 1 (Note
  1)............................................   103,114                 103,114
Interest expense and amortization of deferred
  financing costs...............................   (16,440)    (17,439)    (48,840)    (49,417)
Net foreign exchange loss.......................      (151)        (42)       (160)        (26)
                                                  --------    --------    --------    --------
Income (loss) before income taxes...............    95,292     (12,161)     76,599     (30,867)
Deferred income tax (provision) benefit.........   (33,912)      1,433     (29,958)      3,678
                                                  --------    --------    --------    --------
Net income (loss)...............................    61,380     (10,728)     46,641     (27,189)
Preferred stock dividend requirement............      (377)       (377)     (1,131)       (754)
                                                  --------    --------    --------    --------
Net income (loss) applicable to common
  stockholders..................................  $ 61,003    $(11,105)   $ 45,510    $(27,943)
                                                  ========    ========    ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2000         1999
                                                              ---------    --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $  46,641    $(27,189)
Non-cash items:
  Depreciation expense and amortization of concessions......     44,876      45,983
  Amortization of deferred financing costs..................      1,625       3,215
  Gain on in-orbit failure of Solidaridad 1 (Note 1)........   (103,114)
  Cost of transponders under sales-type lease...............                 14,234
  Deferred revenue -- customers.............................     (2,941)
  Deferred revenue -- Mexican Government....................     (1,650)     (1,650)
  Deferred income taxes.....................................     29,958      (3,678)
Changes in assets and liabilities:
  Accounts receivable.......................................      2,410       2,529
  Prepaid insurance.........................................      9,773      10,583
  Accounts payable and accrued expenses.....................        852     (18,860)
  Interest payable..........................................     (7,822)     (8,370)
  Due from/to related parties...............................      4,194        (133)
  Deferred revenue -- customers.............................                  6,919
  Deferred financing costs and other assets.................       (508)     (1,146)
                                                              ---------    --------
Net cash flow provided by operating activities..............     24,294      22,437
                                                              ---------    --------
INVESTING ACTIVITIES
Acquisition of satellites and equipment.....................     (1,215)     (3,658)
                                                              ---------    --------
Net cash flow used in investing activities..................     (1,215)     (3,658)
                                                              ---------    --------
FINANCING ACTIVITIES
Repayment of senior secured notes...........................       (750)    (85,750)
Borrowings (repayments) under revolving credit facility,
  net.......................................................    (15,000)     20,000
Decrease in interest reserve account........................                  9,765
Capital contributions.......................................                 31,886
                                                              ---------    --------
Net cash flow used in financing activities..................    (15,750)    (24,099)
                                                              ---------    --------
Increase (decrease) in cash and cash equivalents............      7,329      (5,320)
Cash and cash equivalents -- beginning of period............      6,450      11,883
                                                              ---------    --------
Cash and cash equivalents -- end of period..................  $  13,779    $  6,563
                                                              =========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $  55,962    $ 55,539
                                                              =========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 23 nations and territories in the Latin American region.

     On August 29, 2000, Satmex's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million, and Satmex filed a claim with the in-orbit insurance carrier on September 13, 2000. Satmex intends to apply the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 2000, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of the Company as of December 31, 1999.

3.  ACCOUNTS RECEIVABLE

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 2000             1999
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Customers..................................................     $ 5,192          $3,870
Value added tax recoverable................................                       3,139
Other......................................................       1,147           1,174
Allowance for uncollectible accounts.......................      (1,408)           (842)
                                                                -------          ------
                                                                $ 4,931          $7,341
                                                                =======          ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

4.  SATELLITES AND EQUIPMENT

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 2000             1999
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
Satellites (Note 1)........................................    $409,119         $561,362
Equipment..................................................      24,557           22,059
Furniture and fixtures.....................................       5,040            4,394
Leasehold improvements.....................................       2,763            2,008
Construction in process....................................         771            3,461
                                                               --------         --------
                                                                442,250          593,284
Accumulated depreciation...................................     (84,692)         (92,110)
                                                               --------         --------
                                                               $357,558         $501,174
                                                               ========         ========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 2000             1999
                                                             -------------    ------------
                                                                    (IN THOUSANDS)
AMOUNTS RECEIVABLE:
  Holdings.................................................     $  211           $  112
  Servicios................................................        156              145
  Principia................................................        547              470
  Loral....................................................        397              335
  Mexican government agencies..............................      1,966            1,827
                                                                ------           ------
                                                                $3,277           $2,889
                                                                ======           ======
AMOUNTS PAYABLE:
  Loral....................................................     $3,770           $1,501
  Holdings.................................................      2,623              679
  Principia................................................        466               97
                                                                ------           ------
                                                                $6,859           $2,277
                                                                ======           ======

  Revenue

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. The lease provided for an up-front payment of $8.5 million for each transponder. The cost of each transponder was approximately $4.8 million. For the nine months ended September 30, 1999, Satmex accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders.

     In addition, other revenue from related parties, principally the Mexican government, a stockholder of the Company, was $9.0 million and $6.8 million for the nine months ended September 30, 2000 and 1999, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

defined. For the nine months ended September 30, 2000 and 1999, the management fee was $2.6 million and $139,000, respectively.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the nine months ended September 30, 2000 and 1999 were $1.5 million and $1.1 million, respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land. The rent expense under this agreement was $213,000 and $184,000 for the nine months ended September 30, 2000 and 1999, respectively.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee equal to 5% of the gross payroll and benefits, excluding payroll taxes. For the nine months ended September 30, 2000, this fee was $740,000.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "projects," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: the Company is highly leveraged; partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company's concessions may be revoked under certain circumstances. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control.

     The following should be read in conjunction with the financial statements of the Company for the three and nine months ended September 30, 2000 and 1999.

OVERVIEW

     Satmex owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 23 nations and territories in the Latin American region.

     On August 29, 2000, Satmex's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million, and Satmex filed a claim with the in-orbit insurance carrier on September 13, 2000. Satmex intends to apply the net insurance proceeds towards the construction, launch and insurance of a replacement satellite as well as for debt service. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 is approximately $103.1 million.

     In 1999, Loral Skynet entered into an end-of-life lease with Satmex for three Ku-band transponders on Satmex 5. The lease provided for an up-front payment of $8.5 million for each transponder. The cost of each transponder was approximately $4.8 million. For the nine months ended September 30, 1999, Satmex accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $25.5 million and an operating expense of $14.2 million for the cost of the transponders.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO SEPTEMBER 30, 1999

  Revenue

     Service revenue for the third quarter of 2000 increased $8.0 million to $35.0 million, from $27.0 million for the third quarter of 1999, primarily due to higher utilization on Satmex 5. Revenue for the quarter ended September 30, 1999 included $8.5 million related to the lease with Loral Skynet which was accounted for as a sales-type lease.

  Operating expenses

     Operating expenses were $26.2 million for the quarter ended September 30, 2000, as compared to $25.5 million, excluding the cost of the transponder related to the lease with Loral Skynet, for the quarter ended September 30, 1999.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $4.9 million for the quarter ended September 30, 2000, as compared to $4.6 million for the quarter ended September 30, 1999. The increase is primarily due to salary increases for engineering and operations personnel effective in the third quarter of 1999.

     Selling and administrative expenses. Selling and administrative expenses for the quarter ended September 30, 2000 increased $600,000 to $5.4 million, from $4.8 million for the quarter ended September 30, 1999. The increase is primarily due to increased compensation cost associated with increased headcount to support higher sales volume.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the three months ended September 30, 2000 and 1999 were $1.9 million and $543,000, respectively. License and management fees increased due to the Company's increased revenue.

     Depreciation and amortization. Depreciation expense for the quarter was $10.8 million as compared to $12.3 million during 1999. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after its in-orbit failure on August 29, 2000. Amortization expense relating to the concessions amounted to $3.3 million during each quarter.

  Interest

     Total interest cost for the quarter ended September 30, 2000 decreased $1.0 million to $16.4 million from $17.4 million for the quarter ended September 30, 1999. The decrease is due to the decrease in the Company's average outstanding debt from 1999 to 2000.

  Net foreign exchange loss

     During each quarter the peso remained relatively stable against the dollar.

  Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss and tax credit carryforwards. The Company recorded a deferred income tax provision of $33.9 million in 2000, which included a provision of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1, as compared to a benefit of $1.4 million for 1999.

  Preferred stock dividend requirement

     The preferred stock dividend requirement in each quarter, of $377,000, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO SEPTEMBER 30, 1999

  Revenue

     Service revenue for the nine months ended September 30, 2000 increased $21.2 million to $101.2 million, from $80.0 million for 1999, primarily due to higher utilization on Satmex 5. Revenue for the nine months ended September 30, 1999 included $25.5 million related to the lease with Loral Skynet, which was accounted for as a sales-type lease.

  Operating expenses

     Operating expenses were $78.7 million for the nine months ended September 30, 2000, as compared to $72.7 million for 1999, excluding the cost of the transponders related to the lease with Loral Skynet, for the nine months ended September 30, 1999.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $14.5 million for 2000, as compared to $13.2 million for 1999. The increase is primarily due to salary increases for engineering and operations personnel effective in the third quarter of 1999.

     Selling and administrative expenses. Selling and administrative expenses for 2000 were $15.3 million, as compared to $12.2 million for 1999. The increase is primarily due to higher compensation cost associated with increased headcount to support increased sales volume.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the nine months ended September 30, 2000 and 1999 were $4.1 million and $1.3 million, respectively. License and management fees increased due to the Company's increased revenue.

     Depreciation and amortization. Depreciation expense for 2000 was $35.0 million as compared to $36.3 million for 1999. The decrease in depreciation expense is due to the write-off of Solidaridad 1 after its in-orbit failure on August 29, 2000. Amortization expense relating to the concessions amounted to $9.7 million during each period.

  Interest

     Total interest cost was $48.8 million in 2000 as compared to $51.0 million (before deducting $1.6 million of capitalized interest related to the construction and launch of Satmex 5) for 1999. Total interest cost decreased due to lower average outstanding debt during 2000, partially offset by higher interest rates on the Company's variable rate debt.

  Net foreign exchange loss

     The peso remained relatively stable against the dollar in each period.

  Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary difference between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss and tax credit carryforwards. The Company recorded a deferred income tax provision of $30.0 million in 2000,

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which included a provision of $36.7 million on the net gain from the in-orbit failure of Solidaridad 1, as compared to a benefit of $3.7 million in 1999.

  Preferred stock dividend requirement

     The preferred stock dividend requirement of $1.1 million and $754,000 in 2000 and 1999, respectively, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures were $1.2 million for the nine months ended September 30, 2000, as compared to $3.7 million, including capitalized interest of $1.6 million, for the nine months ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2000, the Company had total debt of $572.3 million, and the Company was in compliance with all covenants governing its debt agreements. The Company's primary source of liquidity for working capital purposes is cash flow from operations. At September 30, 2000, the Company had cash and cash equivalents of $13.8 million. In February 2000, the Company amended certain financial covenants in its debt agreements. In connection with these amendments, the Company paid a consent fee to approving lenders and debtholders and agreed to increase the applicable interest rates on the debt by up to 0.75%. The Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements.

     Cash used and provided. Net cash provided by operating activities for the nine months ended September 30, 2000 of $24.3 million, consisted primarily of $15.4 million of funds generated by earnings before non-cash items and decreases in accounts receivable of $2.4 million, and prepaid insurance of $9.8 million, a net increase in amounts due from/to related parties of $4.2 million and an increase in accounts payable and accrued expenses of $0.9 million, offset by a decrease in interest payable of $7.8 million and an increase in deferred financing costs and other assets of $0.5 million.

     Cash used in investing activities for capital expenditures for the first nine months of 2000 was $1.2 million.

     Cash used in financing activities for the first nine months of 2000 was $15.8 million, and comprised a $15.0 million repayment of outstanding borrowings under the Company's revolving credit facility and $750,000 for the scheduled repayment of the Company's senior secured notes.

OTHER MATTERS

     Accounting Pronouncements. In June 1998, the Financing Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not completed its review of the impact that adoption of SFAS 133 will have; however, based on its evaluation to date, the Company does not believe that it will have a significant effect on its earnings or financial position. The Company is required to adopt SFAS 133, as amended, on January 1, 2001.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini
                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: November 13, 2000